Exhibit 99.2

Control Number:	Number of Shares:	Registered Shareholder:

SANGRIX INC.

160 Robinson Road, 12 F, SBF Center

Singapore 068914

PROXY

Solicited on Behalf of the Board of Directors for the Extraordinary General Meeting on November 3, 2026

The undersigned hereby appoints Jinghai Jiang as the proxy with full power of substitution, to represent and to vote on behalf of the undersigned as set forth herein all the Class A ordinary shares and Class B ordinary shares of Sangrix Inc. which the undersigned is entitled to vote at the Extraordinary General Meeting and any adjournments or postponements thereof, as designated below. If no designation is made, the proxy, when properly executed, will be voted: (i) “FOR” Item 1, (ii) “FOR” Item 2, and (iii) “FOR” Item 3.

Item 1

As an ordinary resolution, to approve a share consolidation of the Company’s issued and unissued Class A ordinary shares (the “Class A Ordinary Shares”) and Class B ordinary shares (the “Class B Ordinary Shares” and collectively with the Class A Ordinary Shares, the “Ordinary Shares”), par value US$0.0003 each, at a ratio of ten (10)-for-one (1), such that every ten (10) Class A Ordinary Shares of a par value of US$0.0003 each be consolidated into one (1) Class A Ordinary Share of a par value of US$0.003 each, and every ten (10) Class B Ordinary Shares of a par value of US$0.0003 each be consolidated into one (1) Class B Ordinary Share of a par value of US$0.003 each (the “Share Consolidation”), and the rounding up of any fractional shares resulting from the Share Consolidation to the nearest whole ordinary share, which shall take effect on November 13, 2026, and upon the Share Consolidation becoming effective, the authorized share capital of the Company shall be changed:

FROM: US$60,000,000 divided into 200,000,000,000 shares of par value US$0.0003 each, comprising of 190,000,000,000 Class A ordinary shares of par value US$0.0003 each and 10,000,000,000 Class B ordinary shares of par value US$0.0003 each.

TO: US$60,000,000 divided into 20,000,000,000 shares of par value US$0.003 each, comprising of 19,000,000,000 Class A ordinary shares of par value US$0.003 each and 1,000,000,000 Class B ordinary shares of par value US$0.003 each.

☐ For	☐ Against	☐ Abstain	☐ Broker non-vote

Item 2	As a special resolution, subject to and conditional upon the effectiveness of the Share Consolidation implemented under Proposal One, to amend and restate the then effective memorandum and articles of association of the Company (the “Pre-Consolidation M&A”) in the form of the Amended and Restated Memorandum and Articles of Association attached as Annex A to the proxy statement (the “Post-Consolidation M&A”), to reflect the Share Consolidation effected pursuant to Proposal One (the “Amendment and Restatement of M&A Following the Share Consolidation”).

☐ For	☐ Against	☐ Abstain	☐ Broker non-vote

Item 3	As an ordinary resolution, to adjourn the Meeting to a later date or dates, if necessary, to permit further solicitation and vote of proxies in the event that there are insufficient votes for, or otherwise in connection with, the approval of all the resolutions contemplated by Proposal One, Proposal Two and Proposal Three (the “Adjournment”).

☐ For	☐ Against	☐ Abstain	☐ Broker non-vote

In his or her discretion, the proxy is authorized to vote upon any other matters which may properly come before the Meeting, or any adjournment or postponement thereof.

THIS PROXY CARD IS VALID ONLY WHEN SIGNED AND DATED.

Dated:

___________________________________________, 2026

______________________________________________________

Signature

______________________________________________________

Signature (Joint Owners)

Please date and sign name exactly as it appears hereon. Executors, administrators, trustees, etc. should so indicate when signing. If the shareholder is a corporation, the full corporate name should be inserted and the proxy signed by an officer of the corporation indicating his/her title

[SEE VOTING INSTRUCTIONS ON REVERSE SIDE]

VOTING INSTRUCTIONS

Please sign, date and mail this Proxy Card promptly to the following address in the enclosed postage-paid envelope:

Securities Transfer Corporation

2901 N. Dallas Parkway, Suite 380

Plano, Texas 75093

Attention: Proxy Department

OR

You may sign, date and submit your Proxy Card by facsimile to (469) 633-0088.

OR

You may sign, date, scan and email your scanned Proxy Card to proxyvote@stctransfer.com.

OR

You may vote online through the Internet:

1.	Go to https://onlineproxyvote.com/SGRX/2026 at any time 24 hours a day.

2.	Login using the control number located in the top left hand corner of this proxy card.

3.	Access the proxy voting link within that website to vote your proxy.

If you vote your proxy on the Internet, you do not need to mail back, fax or email your Proxy Card.

The Proxy Statement, the form of Proxy Card and the Company’s Annual Report to Shareholders are available at https://onlineproxyvote.com/SGRX/2026.